5/17/02

02036547

Form 6K

SEC MAIL PROCESSING
RECEIVED
MAY 17 2002
WASH, D.C. 152 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
MAY 23 2002
THOMSON FINANCIAL P

May 17, 2002

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ____x_____ Form 40-F __________

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ____________ No ______x______

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

WKM

Index to Exhibits

Exhibit No.	Description
1	Letter dated May 14, 2002 to the NYSE with attachment.
2	Letter dated May16, 2002 to the NYSE with attachment.

Exhibit 1

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

May 14, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent announcement that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

pp Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9226 3311
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 14/5/02

14 May 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

34,109 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,764,297,396 ordinary shares of $1.00 each fully paid.

Now: 1,764,331,505 (increase of 34,109) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,761,555,505 (increase of 12,109) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 2,776,000 (increase of 22,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options under SOSPS. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Exhibit 2

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

May 16, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent announcement that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Sent to ASX via ASX Online
on 16/5/02

16 May 2002

AGC sale – FIRB approval

Westpac announced on 2 May that it had reached agreement with GE Capital for the sale of AGC in both Australia and New Zealand. At that stage, agreement was conditional on approvals from the relevant regulatory authorities. Westpac has now been advised by the Foreign Investment Review Board in Australia that it does not object to the sale.

All regulatory approvals have now been received and completion of the sale is scheduled to occur on 31 May 2002.

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: May 17, 2002

By: ______________________
J. Martin Morgado III
Counsel